Omega Flex, Inc. 401(k) Profit Sharing Plan

Financial Statements

As of and for the Years Ended

December 31, 2013 and 2012

And

Supplemental Schedule

As of December 31, 2013

Omega Flex, Inc.

401(k) Profit Sharing Plan

Index

       Financial Statements

      Page No.

Report of Independent Registered Public Accounting Firm

1

Statements of Net Assets Available for Benefits

2

Statements of Changes in Net Assets Available for Benefits

3

Notes to Financial Statements

          4 – 14

Supplemental Information

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

15

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the Omega Flex, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of Omega Flex, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey LLP

Blue Bell, Pennsylvania

June 27, 2014

Omega Flex, Inc. 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

As of December 31, 2013 and 2012

	2013	2012
Assets:
Investments, at fair value:
Pooled separate accounts	$ 5,179,799	$ 3,784,780
Registered investment companies	2,151,351	1,621,055
Omega Flex Inc. stock fund	238,654	133,223
Guaranteed income fund	1,784,342	1,534,407
Total investments, at fair value	9,354,146	7,073,465

Receivables:
Accrued income	4,938	-
Employer matching contributions	7,995	7,217
Employer profit sharing contributions	263,605	261,106
Notes receivable from participants	359,537	368,977
Total receivables	636,075	637,300

Total assets	9,990,221	7,710,765

Liabilities
Excess contributions payable	4,015	22,476

Total liabilities	4,015	22,476

Net assets available for benefits	$ 9,986,206	$ 7,688,289

The accompanying notes are an integral part of these financial statements.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2013 and 2012

	2013	2012
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$ 1,532,597	$ 629,470
Interest and dividend income	55,423	55,002
Total investment income	1,588,020	684,472

Interest income on notes receivable from participants	15,647	13,752

Contributions:
Employer contributions	339,310	344,844
Participant contributions	513,913	457,582
Rollover contributions	39,274	-
Total contributions	892,497	802,426

Total additions	2,496,164	1,500,650

Deductions from net assets attributable to:
Benefits paid directly to participants	192,448	184,537
Administrative expenses	5,799	6,694

Total deductions	198,247	191,231

Net increase in net assets available for benefits	2,297,917	1,309,419

Net assets available for benefits
Beginning of year	7,688,289	6,378,870
End of year	$ 9,986,206	$ 7,688,289

The accompanying notes are an integral part of these financial statements.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2013 and 2012

1.

Plan Description

(a)  Organization

The Omega Flex, Inc. 401(k) Profit Sharing Plan (the “Plan”) is a defined contribution plan and was established effective January 1, 2005 for the benefit of employees of Omega Flex, Inc. (“Omega Flex” or “the Company”) and employees of its participating subsidiaries.

The following description of the Plan provides only general information.  Participants in the Plan should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan has two components; a 401(k) account and a profit sharing account.  All employees of the Company and its domestic subsidiaries are eligible to participate.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), (as amended) and the Internal Revenue Code (the “Code”).

(b)

Participants’ Contributions – 401(k) Account

Participating employees may contribute to the Plan after the first of the month following the beginning of their employment with the Company.  Participants are subject to automatic enrollment if no contrary election is made.  Prior to July 1, 2012, the automatic deferral amount was 2% of participant’s eligible compensation in year one and 3% beginning in the participant’s second year of participation.  Effective July 1, 2012, the automatic deferral percentage was changed to 3% of eligible compensation, increasing by 1% annually on the participant’s employment commencement date anniversary up to a maximum of 6%, unless otherwise elected by the participant.  Contributions are made through payroll deductions which may range from 1% to 50% (subject to Code limitations) of such participant’s earnings (as defined), on a before-tax basis, an after-tax basis (for year 2005 only), or a combination thereof.  Participants who are at least age 50 or older during a Plan year may make an additional “catch-up contribution” up to a specified dollar amount on a before-tax basis (subject to Code limitations).

The Plan accepts eligible rollover contributions from participants.  If a participant has been a participant in another qualified plan, such participants may transfer his or her eligible account balance into the Plan.

(c)  Company Contributions – 401(k) Account

To be eligible for a Company matching contribution, a participant must have completed one year of service.

Matching contributions made by the Company are equal to 25% of the first 6% of such participants’ earnings contributed to the Plan, such that there will be no matching contributions in excess of 1.5% of a participant’s earnings for the Plan year.

For purposes of participant contributions and matched contributions, earnings are defined by the Plan document.

(d)  Company Contributions – Profit Sharing Account

On an annual basis, the Company determines whether to make a discretionary Profit Sharing contribution to each eligible participant’s account (eligible participant is an employee that has completed one year of service), and determines the amount of such contribution.  To receive Profit Sharing contributions for a given year, a participant must work at least 1,000 hours of service, as defined, during the plan year. Participants must be employed by the Company on the last day of the year to be eligible for the Profit Sharing contribution.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2013 and 2012

For the years ended December 31, 2013 and 2012, the Company made a contribution of 3% of each eligible participant’s compensation, to a maximum of $255,000 for 2013 and $250,000 for 2012, as set by Section 415 of the Code.  For those participants who had compensation above the Social Security Wage Base, as defined ($113,700 for 2013 and $110,100 for 2012), an additional contribution of 3% of compensation was also made on compensation in excess of the Social Security Wage Base, but below the Section 415 limitation (i.e. for 2013, a 6% contribution on compensation between $113,700 and $255,000; for 2012, a 6% contribution on compensation between $110,100 and $250,000).

(e)

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions, plan earnings and charged with an allocation of administrative expenses.  Allocations are based on participant compensation or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(f)  Vesting

Participant contributions and rollover contributions, and earnings or losses thereon are fully vested at all times.  Employer contributions and earnings or losses thereon are vested as follows:

Number of Years of Credited Service	Vesting Percentage
Less than 1 year	0%
1 year	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 or more years	100%

(g)

 In-Service and Hardship Withdrawals

While a participant is employed with the Company, a participant may make withdrawals in cash of amounts applicable to participant and employer contributions and compensation or losses thereon, subject to certain restrictions.  A participant can take hardship withdrawals (certain medical expenses, purchase of a principal residence, tuition payment for post-secondary education, and payments to prevent eviction from a primary residence) as defined in the plan document.  A participant’s hardship withdrawal will preclude the participant from making additional employee before-tax contributions to the Plan for a six-month period after the hardship withdrawal.  Participant before-tax contributions and matching contributions can be withdrawn after attainment of age 59 1/2.

(h)

Benefit Payments

A participant’s account balance under the Plan may be distributed upon retirement in one of two ways (as defined by the plan document): lump-sum distribution, or in monthly installments over the shorter of 15 years or the participant’s life expectancy, as elected (subject to limits imposed by the Internal Revenue Code).

Upon death, disability, or termination of employment, a participant (or the participant’s beneficiary) with $1,000 or more in vested benefits may elect to receive a lump-sum distribution equal to the participant’s vested account balance.  A participant with less than $1,000 in vested benefits may elect a rollover to another qualified plan.  If no choice is made, the Plan will automatically payout their vested distribution in a lump-sum.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2013 and 2012

(i)

Notes Receivable from Participants

An eligible participant may borrow up to 50 percent of the value of his or her vested before-tax and after-tax account balance, subject to a minimum of $1,000 and a maximum of $50,000 reduced by the excess of the participant's highest outstanding participant loan balance during the 12 previous months over the newly initiated loan balance.  Loans for the purchase of a “principal residence” must be repaid in one to twenty years, at the participant’s option.  Loans for all other purposes must be repaid in one to five years, at the participant’s option.  These loans are made at the prevailing market interest rates equal to prime rate plus one percent.  In 2013 and 2012, the applicable loan rates were 4.25%.  No more than one loan from the Plan to a participant shall be permitted at any time.  All principal and interest payments made by the participant are credited back to the participant’s account.

(j)

Plan Expenses

The Company currently pays administrative expenses of the Plan, with the exception of certain asset based investment fees and loan origination fees.  However, the Company has the right to charge future expenses to the Plan.

2.

Summary of Significant Accounting Policies

(a)  Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America (“GAAP”) as applied to defined contribution plans and in accordance with the terms of the trust agreement.

As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 962, Plan Accounting – Defined Contribution Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts.  The contract is an insurance company issued general account backed group annuity contract.  There are no specific securities in the general account that back the investments in this account.  All transactions are at contract value, including discontinuance of the contract.  Therefore, fair value is equal to contract value for this investment and no adjustment to fair value is required.  See Note 4 for additional information on the Plan’s guaranteed income fund.

(b)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting periods.  These significant estimates include the fair values of investments.  Actual results could materially differ from those estimates.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2013 and 2012

(c)

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Net appreciation or depreciation in the fair value of investments consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments.

(d)

Notes Receivable from Participants

Notes receivable from participants (participant loans for Form 5500 reporting purposes) are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

(e)

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

(f)

Payment of Benefits

Benefits are recorded when paid.

(g)

Forfeitures

Forfeitures of terminating participants are used to pay for Plan expenses or Company match.  As of December 31, 2013 and 2012, there were $6,728 and $12,349, respectively, in allocated forfeitures available to pay Plan expenses and/or Company contributions.  For the year ended December 31, 2013, $12,113 was used to reduce the Company’s contribution and $0 was used to pay Plan expenses.  For the year ended December 31, 2012, $15,358 was used to reduce the Company’s contribution and $3,842 was used to pay Plan expenses.

(h)  Subsequent Events

In connection with the preparation of the financial statements, the Plan and its management have assessed and reported on subsequent events through the date of issuance of these financial statements.

3.

Fair Value Measurements

The Plan applies FASB ASC 820, Fair Value Measurement (“ASC 820”).  FASB ASC 820 provides a framework for measuring fair value and the disclosures about fair value measurements of assets and liabilities. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2013 and 2012

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2:	Inputs to the valuation methodology include:

•

Quoted prices for similar assets or liabilities in active markets;

•

Quoted prices for identical or similar assets or liabilities in inactive markets;

•

Inputs other than quoted prices that are observable for the asset or liability;

•

Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in methodologies used at December 31, 2013 and 2012.

Pooled separate accounts:

Valued at the net asset value (“NAV”) of the participation units owned by the Plan on the last day of the Plan year.  The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.

Registered investment companies:

Valued at the daily closing price as reported by the fund. Registered investment companies (mutual funds) held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. The mutual funds held by the Plan are deemed to be actively traded.

Omega Flex, Inc. stock fund:

Valued under a market approach at its year-end unit closing price (comprised of the year-end market price of shares of Omega Flex, Inc. common stock owned by Omega Flex, Inc. Stock Fund plus cash invested in money market fund assets.)

Guaranteed income fund:

Valued at contract value, which utilizes a cost approach to approximate fair value (See Note 4).  Investment contracts held in the Guaranteed Income Fund of Prudential Retirement Insurance Company are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2013 and 2012

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Pooled separate accounts:
Equity funds	$ -	$ 3,432,505	$ -	$ 3,432,505
Fixed income funds	-	169,345	-	169,345
Target date funds	-	1,577,949	-	1,577,949
Total pooled separate accounts	-	5,179,799	-	5,179,799
Registered investment companies:
Equity funds	1,522,677	-	-	1,522,677
Fixed income funds	613,509	-	-	613,509
Target date funds	15,165	-	-	15,165
Total registered investment companies	2,151,351	-	-	2,151,351
Omega Flex Inc. stock fund	-	238,654	-	238,654
Guaranteed income fund	-	-	1,784,342	1,784,342
Total assets at fair value	$ 2,151,351	$ 5,418,453	$ 1,784,342	$ 9,354,146

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Pooled separate accounts:
Equity funds	$ -	$ 2,373,615	$ -	$ 2,373,615
Fixed income funds	-	246,475	-	246,475
Target date funds	-	1,164,690	-	1,164,690
Total pooled separate accounts	-	3,784,780	-	3,784,780
Registered investment companies:
Equity funds	1,043,981	-	-	1,043,981
Fixed income funds	557,992	-	-	557,992
Target date funds	19,082	-	-	19,082
Total registered investment companies	1,621,055	-	-	1,621,055
Omega Flex Inc. stock fund	-	133,223	-	133,223
Guaranteed income fund	-	1,534,407	-	1,534,407
Total assets at fair value	$ 1,621,055	$ 5,452,410	$ -	$ 7,073,465

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2013.

Guaranteed Income Fund
Balance, beginning of year	$ -
Transfers from Level 2 to Level 3	1,534,407
Purchases	258,992
Sales	(36,968)
Interest income	27,911
Balance, end of year	$ 1,784,342

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2013 and 2012

The Company evaluates the significance of various inputs to assess the appropriate classification of the Plan’s investments within the fair value hierarchy.  Changes in economic conditions or valuation techniques may require the transfer of investments from one fair value level to another.  Transfers between levels are evaluated for their significance based upon the nature of the investments and size of the transfer relative to the net assets available for benefits.  For the year ended December 31, 2013, as a result of unobservable inputs, the classification of the guaranteed income fund was changed from Level 2 to Level 3 in the fair value hierarchy.  The Plan’s policy is to recognize transfers in and/or out of fair value hierarchy levels as of the beginning of the reporting period in which the event or change in circumstances causing the transfer occurred.   As such, the change in fair value classification and transfer to Level 3 is reported at the beginning of the reporting period.

The following table sets forth additional disclosures of the Plan’s investments whose fair value is estimated using net asset value per share (or its equivalent) as of December 31, 2013:

Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Pooled separate accounts
Equity funds	$ 3,432,505	$ -	Immediate	None
Fixed income funds	169,345	-	Immediate	None
Target date funds	1,577,949	-	Immediate	None

The following table sets forth additional disclosures of the Plan’s investments whose fair value is estimated using net asset value per share (or its equivalent) as of December 31, 2012:

Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Pooled separate accounts
Equity funds	$ 2,373,615	$ -	Immediate	None
Fixed income funds	246,475	-	Immediate	None
Target date funds	1,164,690	-	Immediate	None

4.

Investments

(a)  Investment Balances

The Plan’s investments, that exceed 5% of net assets available for benefits, consisted of the following at December 31, 2013 and 2012:

	2013	2012

JP Morgan Core Bond A Fund	$ 613,509	$ 557,992
Goldman Sachs Structured Large Cap Growth A Fund	744,588	504,248
Guaranteed Income Fund	1,784,342	1,534,407
Large Cap Value/AJO Fund	737,506	499,401
Retirement Goal 2040 Fund	588,865	385,875
International Blend/AQR	935,149	668,322
Dryden S&P 500 Index Fund	703,886	481,874
Small Cap Value/Kennedy Capital Fund	650,419	444,590

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2013 and 2012

(b)  Net Appreciation (Depreciation) in Fair Value of Investments

During 2013 and 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated (depreciated) in fair values as follows:

	2013	2012
Quoted prices in an active market:
Registered investment companies	$ 363,764	$ 84,051

Assets valued based upon estimated fair value:
Omega Flex, Inc. stock fund	90,738	(22,566)
Pooled separate accounts	1,078,095	567,985
Subtotal	1,168,833	545,419
Total	$ 1,532,597	$ 629,470

(c)  Guaranteed Income Fund

Prudential Contract

The Plan participates in the Prudential Guaranteed Income Fund (GIF), which by definition is considered to be a guaranteed investment contract, or GIC.  The contract is an insurance company issued general account backed group annuity contract.  There are not any specific securities in the general account that back the investments in this account.  All transactions are at contract value, including discontinuance of the contract.  Therefore, the difference between fair value and contract value is minimal and no adjustment to fair value is deemed necessary.  In certain instances when total distributions or transfers in the GIF within a calendar year exceed pre-determined thresholds, transactions in the GIF may face certain restrictions, in accordance with the contract terms.  This could potentially result in the GIF not being fully benefit-responsive in certain instances.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to guaranteed investment contract.  Contract value as reported to the Plan by Prudential, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative fees.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their account balances at contract value.

The GIF is a group annuity insurance product issued by Prudential Retirement Insurance and Annuity Company (“PRIAC”), Hartford, CT and is backed by the full faith and creditworthiness of the issuer.  Guarantees are based on the claims-paying ability of PRIAC and not on the value of the securities within the insurer’s general account.  The credit rating of the issuer at December 31, 2013 was A1 as reported by Moody’s Investors Service. Deposits made to the GIF are deposited in PRIAC’s general account.  Payment obligations under the GIF represent an insurance claim supported by all general account assets.  The GIF does not operate like a mutual fund, variable annuity product, or conventional fixed rate individual annuity product. Expenses related to the GIF are calculated by PRIAC and incorporated in the GIF crediting rate.  Past interest rates are not indicative of future interest rates.

Interest is credited on contract balances using a single “portfolio rate” approach.  Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions.  Interest crediting rates are reviewed on a semi-annual basis for resetting.

When establishing interest crediting rates for this product, Prudential considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account.  These

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2013 and 2012

rates are established without the use of a specific formula.  The minimum credit rate under the contract is 1.50%.  The average earnings yield and average credit rate for 2013 were both 1.65%.  The average earnings yield and average credit rate yield for 2012 were both 2.00%.

For the period presented, the average earnings yield is calculated by dividing the earnings to the Plan on the last day of the Plan year by the end of the Plan year fair value and then annualizing the result.  The average crediting rate yield is calculated by dividing the earnings credit to the participants on the last day of the Plan year by the end of the Plan year fair value and then annualizing the result.  As a result of current stable value product construction, no adjustments will be required to mediate between the average earnings credited to the Plan and the average earnings credited to the participants.

Key factors that could influence future average interest crediting rate include, but are not limited to: participant directed cash flows; changes in interest rates; total return performance of the underlying contract; or default or credit failure of any of the investment contracts, or other investments held in the Plan.

(d)  Pooled Separate Accounts

The Plan has investments in various pooled separate accounts which invest in equity, fixed income, and target date funds.  The objective of those investment vehicles invested in equity investments is to approximate the risk and return characterized by various indexes; to seek long term capital appreciation; provide diversified exposure representative of various segments of the U.S. or foreign equity market; and/or to seek income. The objectives of the investment vehicles invested in fixed income is to provide investment results that approximate the overall performance of certain bond indices and/or to provide a predictable rate of return while preserving the safety of capital and minimizing market risk. The objective of the investment vehicles invested in target date funds is to provide various levels of asset allocations which become more conservative over time so participants can stay with the same fund before and after selected retirement dates. These investment vehicles are generally redeemable at net asset value under agreements with the underlying investment vehicles. However, it is possible that these redemption rights may be restricted by these investment vehicles in the future in accordance with underlying agreements.

Due to the nature of the investments held by the investment vehicles, changes in market conditions and the economic environment may significantly impact the net asset value of the investment vehicles, and consequently, the fair value of the Plan’s interest in the investment vehicles. Furthermore changes in the liquidity provisions of the funds may significantly impact the fair value of the Plan’s interest in the investment vehicles.

5.

Omega Flex, Inc. Stock Fund

All fund options within the Plan are intended to be participant directed, which means that each participant may invest his or her contributions, and any Company matching contributions in any one of the investment funds offered under the Plan from time to time.  In addition to a number of funds offered by the plan trustee, participants may elect to invest a portion of their contributions in an Omega Flex, Inc. stock fund that invests primarily in the common stock of Omega Flex, Inc.

6.

Related Party Transactions

The Omega Flex, Inc. Stock Fund holds shares of Omega Flex, Inc. common stock.  The Plan also permits participant loans.  In addition, the Plan invests in pooled separate accounts and a GIF managed by PRIAC, an affiliate of Prudential Bank & Trust, FSB (“PBT” or the “Trustee”).  PRIAC is the custodian and record-keeper of the Plan.  PBT is the trustee of the Plan.  These transactions qualify as party-in-interest transactions.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2013 and 2012

7.

Fund Management

Under the terms of a trust agreement the Plan assets are held and managed by PBT.  PBT has full discretionary power over investment options in the Plan subject to the limitations thereon imposed by the investment objectives of the various funds and the provisions of ERISA.  The Plan Administrator, as defined in the plan document, has full authority to control and manage the operation and administration of the Plan.

8.

Plan Termination

The Plan has no termination date and it is the Company’s current intention to continue the Plan indefinitely.  However, the Company may terminate, amend, modify or suspend the Plan at any time subject to the provisions of ERISA.  In the event of a plan termination, participants would become fully vested in the balance of their accounts and the plan assets would be distributed in accordance with the terms of the Plan.

9.

Tax Status of the Plan

The Internal Revenue Service issued an advisory letter on March 31, 2008, which stated that the Volume Submitter Plan document adopted by Transamerica qualifies under the provisions of Section 401(a) of the Code and therefore, is exempt from federal income taxes under provisions of Section 501(a) of the Code.  The Plan and its related Trust have adopted this Volume Submitter Plan.  The Plan has been amended since receiving the advisory letter, however the Company and Plan Administrator believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the Code and ERISA.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

10.

Plan Amendments

As disclosed in Note 1, effective July 1, 2012, the Plan was amended.  The Plan was amended to exclude interns and to modify the Plan’s automatic enrollment feature.  Effective July 1, 2012, the automatic deferral percentage was changed to 3% of eligible compensation, increasing by 1% annually on the participant’s employment commencement date anniversary up to a maximum of 6%, unless otherwise elected by the participant.

11.

Excess Contributions Payable

Contributions received from participants for 2013 and 2012 are net of payments of $4,015 and $22,476, respectively, made in 2014 and 2013, respectively, to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan.  These amounts are also included in the Plan’s statements of net assets available for benefits as excess contributions payable at December 31, 2013 and 2012.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2013 and 2012

12.

Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500, which is filed by the Company with the Employee Benefits Security Administration, as of December 31:

	2013	2012
Net assets available for plan benefits per the financial statements	$ 9,986,206	$ 7,688,289
Total accrued income	(4,938)	-
Total employee and employer contributions receivable	(271,600)	(268,323)
Total excess contributions payable	4,015	22,476
Net assets available for plan benefit per Form 5500	$ 9,713,683	$ 7,442,442

The following is a reconciliation of net increase per the financial statements to the Form 5500 for the years ended December 31:

	2013	2012
Net increase per the financial statements	$ 2,297,917	$ 1,309,419
Change in accrued income	(4,938)	-
Change in total employee and employer contributions receivable	(3,277)	(25,458)
Changes in total excess contributions payable	(18,461)	14,111
Rounding	-	(2)
Net increase per Form 5500	$ 2,271,241	$ 1,298,070

SUPPLEMENTAL SCHEDULE

Omega Flex, Inc. 401(k) Profit Sharing Plan Schedule H, Line 4i – Schedule of Assets (Held at End of Year) As of December 31, 2013 EIN: 23-1948942 Plan #: 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	Pooled separate accounts:
*	Prudential	Dryden S&P 500 Index Fund	$ 703,886
*	Prudential	Small Cap Value/Kennedy Capital Fund	650,419
*	Prudential	Mid Cap Growth/Time Square Fund	405,545
*	Prudential	Large Cap Value/AJO Fund	737,506
*	Prudential	International Blend/AQR	935,149
*	Prudential	Retirement Goal 2030 Fund	491,643
*	Prudential	Hi Yield Bond/Caywood-Scholl Fund	169,345
*	Prudential	Retirement Goal 2020 Fund	140,557
*	Prudential	Retirement Goal 2050 Fund	201,427
*	Prudential	Retirement Goal 2040 Fund	588,865
*	Prudential	Retirement Goal 2010 Fund	131,414
*	Prudential	Retirement Goal Income Fund	24,043
			5,179,799
	Registered investment companies:
*	Prudential	Sun America Water 2020 Fund	15,165
*	Prudential	Jennison Small Company A Fund	425,935
	John Hancock	Disciplined Value Mid Cap Fund	329,320
	Oppenheimer	Developing Markets A Fund	22,834
	JP Morgan	Core Bond A Fund	613,509
	Goldman Sachs	Structured Large Cap Growth A Fund	744,588
			2,151,351
	Group annuity contract
*	Prudential	Guaranteed Income Fund	1,784,342

	Separate account
*	Omega Flex, Inc. Stock Fund	Company stock separate account	238,654

*	Participant loans	Interest rates at 4.25% with maturities through December 2030	359,537

			$ 9,713,683

* Represents a party-in-interest to the Plan.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Omega Flex, Inc. 401(k) Profit Sharing Plan

By: /s/ Geri Glazer
Geri Glazer Plan Administrator
June 27, 2014